UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒       ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to Commission file number 001-11960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP

1800 Concord Pike

P.O. Box 15437

Wilmington, DE 19850-5437

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

REQUIRED INFORMATION

1.	Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of the AstraZeneca Savings and Security Plan are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2025 and 2024;

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2025 and 2024; and

Notes to Financial Statements.

Supplemental Schedule: Schedule H, line 4i - Schedule of Assets (Held at End of Year).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2.	Exhibit:

The following exhibit is submitted herewith:

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

ASTRAZENECA SAVINGS AND SECURITY PLAN

Table of Contents

December 31, 2025 and 2024

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of AstraZeneca Savings and Security Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AstraZeneca Savings and Security Plan (the “Plan”) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 (“supplemental schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, NY

June 25, 2026

We have served as the Plan’s auditor since 2018.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
www.pwc.com/us	(646) 471 3000

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

__________

	2025	2024

ASSETS
Investments:
Investments at fair value	$9,337,281,072	$8,334,643,410

Investments in fully benefit-responsive investment contracts, at contract value	230,842,893	254,897,683

Total investments	9,568,123,965	8,589,541,093

Receivables:
Employer contributions	7,833,526	8,208,723
Employee contributions	9,584,182	9,779,529
Notes receivable from participants	47,578,351	46,022,222

Total receivables	64,996,059	64,010,474

Net assets available for benefits	$9,633,120,024	$8,653,551,567

The accompanying notes are an integral part of these financial statements.

2

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2025

__________

Additions:	2025
Investment income:
Net appreciation (depreciation) in fair value of investments	$1,243,285,640
Interest and dividends	20,806,106

Total investment income (loss)	1,264,091,746

Interest income on notes receivable from participants	3,254,664

Contributions:
Employer	233,127,701
Employee	330,536,756
Rollovers	70,669,480

Total contributions	634,333,937

Total additions	1,901,680,347

Deductions:
Benefits paid to participants	929,708,762
Administrative expenses	211,476

Total deductions	929,920,238

Net increase	971,760,109

Plan assets transferred (Note 11)	7,808,348

Net assets available for benefits:
Beginning of the year	8,653,551,567

End of the year	$9,633,120,024

The accompanying notes are an integral part of these financial statements.

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2025 and 2024

1.	Description of Plan:

General:

The following description of the AstraZeneca Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established on April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the “Company”). Regular full-time and part-time employees of the Company are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-l of Title 29 of the Code of Federal Regulations. Because the Plan allowed participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts (“ADRs”), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the “Act”). Participants have not been able to make new investments in, or transfer funds to the ADRs on or after December 15, 2015.

The AstraZeneca Investment Committee is the Plan’s named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan’s named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the AstraZeneca North America HR Sub-Committee. The Company has contracted with Fidelity Workplace Services LLC to act as recordkeeper for the Plan.

Administrative Expenses:

Some costs and expenses incident to the administration of the Plan and the management of the trust, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative expenses included in the statement of changes in net assets available for benefits relate to participant distribution mailings and short-term trading fees applicable to certain investment options. These amounts are paid by the Plan, as a reduction from the participants’ account.

Contributions:

Participants can make before-tax or after-tax (including ROTH) contributions of up to 50% of annual eligible compensation. The maximum amount of the Company match is one dollar for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan. Participants age 50 and over are eligible to contribute additional before-tax and ROTH contributions (“catch-up contributions”) above the annual Internal Revenue Service (“IRS”) limitations up to $7,500 in 2025. The contribution limit for participants is $23,500 and the limitation on benefits and contributions under Section 415(c)(l)(A) of the Internal Revenue Code is $70,000 in 2025.

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2025 and 2024

1.	Description of Plan, Contributions continued:

Certain employees of the Company are eligible to receive “AZ Retirement Company Contributions.” A participant’s employer contribution is equal to a specified percentage of a participant’s eligible compensation for the Plan year, based on a participant’s points. Participant’s points are calculated as the aggregate age and service credits allocated to a participant for a plan year determined as of December 31 of the prior plan year. A participant shall receive one point for each year of attained age and one point for each completed year of points service. A participant shall also receive one point for full months of attained age and completed service that aggregate 12. During 2025, the specific employer contribution percentage was determined by the basis of the participant’s points for the Plan year as set forth in the following chart:

Basic contributions	Participant’s points

5%	Less than 40 points
6%	40 to 59 points
7%	60 to 79 points
8%	80 or more points

The amount of contributions is subject to the limitations imposed by the Internal Revenue Code (“IRC”). Both employee and Company contributions are allocated to each participant account. Participants direct the investment of their employee and Company contributions into the various investment options offered by the Plan.

Participant Accounts:

Each participant’s account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings or losses. Investment earnings or losses allocated to each participant’s account are based on the portion of income and expenses and gains and losses of each investment in which the assets represented by the participant’s account are invested.

Vesting:

As it relates to AZ Retirement Company Contributions for eligible participants, a participant who is credited with at least one hour of service on or after January 1, 2007 becomes fully vested in his or her AZ Retirement Company Contributions after the completion of three years of service. All other participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. If a participant is involuntarily terminated as a result of a Company restructuring, layoff or job elimination, their account will become fully (100%) vested if they would have otherwise become fully vested under the terms of the Plan no later than the six month anniversary of the date of their involuntary termination.

Participant Loans:

The Plan allows plan loans pursuant to Section 408(b)(l) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant’s account balance or $50,000, excluding any amounts in the AZ Retirement Company Contributions and reduced by the participant’s highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000 and the maximum is two loans outstanding at any time for any eligible borrower.

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2025 and 2024

1.	Description of Plan, continued:

Participant Loans, continued:

Loans must generally be repaid over a period of up to five years, except for loans to purchase a principal residence which may be repaid over a period of up to 10 years. Interest rates are based on the “prime rate” published in the Wall Street Journal on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. The principal amount and interest on a loan shall be repaid by level payroll deductions during each payroll period in which the loan is outstanding. As of December 31, 2025, the interest rates on the participant loans range from 3.25% to 9.5%. The AZ Retirement Company Contributions are not available for loans.

Payment of Benefits:

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant’s beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments. In addition, a participant may elect to withdraw all or part of his or her account in special circumstances, as defined by the Plan.

Forfeited Accounts:

If participants terminate employment prior to becoming fully vested in their AZ Retirement Company Contributions, then those contributions will be forfeited and used to reduce future employer company contributions to the Plan for the remaining participants. At December 31, 2025 and 2024, forfeited nonvested accounts totaled $39,626 and $46,891, respectively. Forfeitures used to reduce employer company contributions were $1,448,997 for the year ended December 31, 2025.

2.	Significant Accounting Policies:

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Basis of Accounting:

The financial statements of the Plan are prepared in compliance with the Department of Labor’s (“DOL”) Rules and Regulations for Reporting and Disclosure under ERISA and under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Participant contributions are received by the Plan each pay period, as are the employer matching contributions.

Investment Valuation and Income Recognition:

Investments are reported at fair value (except for the fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance companies. See note 4 for discussion of fair value measurements.

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2025 and 2024

2.	Significant Accounting Policies, continued:

Investment Valuation and Income Recognition, continued:

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants:

Notes receivable from participants (“loans”) are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are reclassified as benefits paid based upon the terms of the Plan document.

Payment of Benefits:

Benefit payments are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Fully Benefit-Responsive Investment Contracts:

The Plan invests in a portfolio of fully benefit-responsive guaranteed investment contracts (“GICs”) issued by insurance companies that is required to be reported at contract value. Invesco Advisers, Inc. serves as the investment manager for the portfolio since December 15, 2022, with oversight from the AstraZeneca Investment Committee. The portfolio is credited with interest on the GICs and debited for participant withdrawals.

Participants may direct the withdrawal or transfer of all or a portion of their investment. Participants cannot transfer their balance to a competing investment option without the amount of such transfer first being directed to one of the Plan’s other investment options and held thereunder for at least 90 days.

The Plan holds two types of investment contracts: traditional GICs and synthetic wraps. A traditional GIC is an investment contract issued by an insurance company or bank that provides for the payment of a specified rate of interest to the Plan and for the repayment of principal when the contract matures. A synthetic wrap unbundles the investment and insurance components of a traditional GIC. The Plan invests in and retains ownership of a pool of fixed income securities (e.g., government securities, pooled separate accounts, private and public mortgage-backed securities, other asset-backed securities and investment grade corporate obligations, etc.).

These securities are “wrapped” by a synthetic investment contract issued by a bank or insurance company that insures that participant-initiated withdrawals from the synthetic investment contract will be paid at contract value. The gain or loss on the underlying investments is recognized over time by adjusting the interest rate credited to the Plan under the synthetic wrap.

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2025 and 2024

3.	Fully Benefit-Responsive Investment Contracts, continued:

The following table lists the investment contract values as of December 31, 2025 and 2024:

	Contract Value
Type of Contract	2025	2024
Traditional	$69,214,823	$112,221,098
Synthetic	161,628,070	142,676,585
Total	$230,842,893	$254,897,683

Fully benefit-responsive investment contracts guarantee that (1) the crediting rate provided under the contract will not fall below zero and (2) participant-initiated withdrawals from the fund (i.e., withdrawals as a result of death, disability, retirement, termination of employment, hardship withdrawal, loan, and transfers to a non-competing fund) will be covered at contract value.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events may include, but are not limited to, the redemption of all or a portion of the interests in the Fund at the direction of the Plan Sponsor (including partial termination of the Plan), withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary or unit, the bankruptcy or insolvency of the Plan Sponsor, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a clone contract. The events described above that could result in the payment of benefits at fair value rather than at contract value are not currently probable of occurring.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events include the Plan’s loss of its qualified status, material breaches of contractual obligations that are not cured, delivery of any communication to plan participants to influence a participant not to invest in the Stable Value option, the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA, a material and adverse change to the provisions of the Plan, or termination of the Plan. Stable Value fund options are designed to provide a stable return while avoiding negative returns and striving to maintain liquidity for participant-initiated transactions and safety of principal. Stable Value fund options typically invest in a diversified portfolio of high-quality bonds, either directly or indirectly through commingled investment vehicles, which can provide greater diversification than can be achieved by investing in individual bonds. If one of these events were to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

4.	Fair Value Measurements:

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2025 and 2024

4.	Fair Value Measurements, continued:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets
•	Quoted prices for identical or similar assets or liabilities in inactive markets
•	Inputs other than quoted prices that are observable for the asset or liability
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The table and accompanying disclosures below present assets measured at fair value, all of which are classified within Level 1 of the fair value hierarchy. The following section describes the valuation methodologies used for assets measured at fair value:

Common stock: Represents a unitized employer stock fund and comprised of the ADRs of AstraZeneca PLC (“AZ Common Stock”) and a short-term cash component valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market.

Commingled funds and Collective trusts: Valued at the net asset value (“NAY”) of shares held by the Plan at year end. The NAVs, provided by external investment managers as a practical expedient, are based on quoted prices for the fund’s underlying securities (some of which are marketable), estimates, appraisals, assumptions, and methods that are reviewed by management. This investment category has no unfunded commitments and there are no redemption restrictions.

Money market funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market.

Private equity funds: Valued at the NAV of shares held by the Plan at year end. The NAVs, provided by private equity fund managers as a practical expedient, are based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares or units outstanding or multiplied by the Plan’s pro rata interest, in the case of non-unitized investments. The private equity fund managers provide financial statements on a quarterly basis, which are used to value the securities based on the Plan’s ownership percentage.

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2025 and 2024

4.	Fair Value Measurements, continued:

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table lists the fair values of investments as of December 31, 2025 and 2024:

	Fair Value Measurements as of December 31, 2025:
	Fair Value	Level 1	Level 2	Level 3
Common stock	$179,582,037	$179,582,037	$–	$–
Mutual funds	53,542,108	53,542,108	–	–
Money market funds	12,491,023	12,491,023	–	–
Total assets in the fair value hierarchy	245,615,168	245,615,168	–	–

Investments measured at net asset value (a)
Commingled funds	6,944,172,080	–	–	–
Collective trust	2,147,126,132	–	–	–
Private equity funds	367,692	–	–	–
Total investments at fair value	$9,337,281,072	$245,615,168	$–	$–

	Fair Value Measurements as of December 31, 2024:
	Fair Value	Level 1	Level 2	Level 3
Common stock	$139,748,329	$139,748,329	$–	$–
Mutual funds	54,792,389	54,792,389	–	–
Money market funds	18,400,867	18,400,867	–	–
Total assets in the fair value hierarchy	212,941,585	212,941,585	–	–

Investments measured at net asset value (a)
Commingled funds	5,889,523,103	–	–	–
Collective trust	2,231,373,871	–	–	–
Private equity funds	804,851	–	–	–
Total investments at fair value	$8,334,643,410	$212,941,585	$–	$–

(a) In accordance with Subtopic 820-10, collective trusts, private equity funds, and commingled funds that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2025 and 2024

4.	Fair Value Measurements, continued:

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

For the years ended December 31, 2025 and 2024, there were no transfers in or out of level 2 or 3 as there were no level 2 or 3 investments noted.

5.	Internal Revenue Service Status:

The IRS has determined and informed the Company by a letter dated February 8, 2018, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and restated, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

6.	Plan Termination:

Although it has not expressed any intent to do so, the AstraZeneca North America HR Sub-Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws. In the event of Plan termination, participants would be 100 percent vested in their employer contributions.

7.	Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of AZ Common Stock, which qualifies as a party-in-interest transaction. As of December 31, 2025 and December 31, 2024, the fair value of investments in AZ Common Stock was $179,582,037 and $139,748,329, respectively. During the year ended December 31, 2025, the Plan had purchases of $0 and had sales of $16,843,319 of AZ Common Stock. The total dividend income received during 2025 was $3,250,629. The total realized and unrealized gain/(loss) during 2025 was $54,186,547.

8.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2025 and 2024

9.	Plan Amendments:

Plan Amendment No. 1 was executed on August 4, 2022 and revised the Plan compensation definition for purposes of determining participants’ AZ Retirement Company Contributions as well as allowed for post-severance loan repayments.

Plan Amendment No. 2 was executed on August 28, 2023 and amended the Plan to reflect the transfer of excess assets from the AstraZeneca Defined Benefit Pension Plan (“Pension Plan”) as a result to the Pension Plan termination effective March 31, 2022.

Plan Amendment No. 3 was executed on December 19, 2023 to merge the Alexion 401(k) Plan with and into the Plan effective December 29, 2023. All accounts under the Alexion 40l(k) Plan were fully vested as of December 29, 2023 and those accounts and any attributable earnings, shall be fully vested under the Plan following the merger.

Plan Amendment No. 4 was executed on December 17, 2024 to merge the assets for Neogene Therapeutics, Inc. and the participation of its employees into the Plan effective January 1, 2025. Effective on or about January 10, 2025, the portion of the Insperity 401(k) Plan attributable to employees of Neogene Therapeutics, Inc. was merged into the Plan.

Plan Amendment No. 5 was executed on April 9, 2025 to merge the GracellBio 401(k) Plan with and into the Plan effective on or about May 6, 2025.

Plan Amendment No. 6 was executed on September 26, 2025 to merge the Amolyt Pharma, Inc. 401(k) with and into the Plan effective on or about October 15, 2025.

10.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2025 and 2024:

	2025	2024

Net assets available for benefits per the financial statements	$9,633,120,024	$8,653,551,567

Adjustment from contract value to fair value for fully-benefit responsive investment contracts held by the Stable Value Fund	$(4,481,543)	$(9,549,223)

Net assets available for benefits per the Form 5500	$9,628,638,481	$8,644,002,344

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2025 and 2024

10.	Reconciliation of Financial Statements to Form 5500, continued:

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2025 per the financial statements to the net income reported in the 2025 Form 5500:

Net increase in net assets available for benefits per financial statements	$979,568,457

Adjustment from contract value to fair value for fully-benefit responsive investment contracts held by the Stable Value Fund as of December 31, 2025	$(4,481,543)

Adjustment from contract value to fair value for fully-benefit responsive investment contracts held by the Stable Value Fund as of December 31, 2024	$9,549,223

Net income per Form 5500	$984,636,137

11.	Plan Assets Transferred:

As a result of business acquisitions by the Company, the following transfers into the Plan were completed in 2025: the net assets of the Insperity 40l(k) Plan attributable to employees of Neogene Therapuetics, Inc, the GracellBio 40l(k) Plan attributable to employees of Gracell Biotechnologies Inc. and Gracell Biopharmacueticals, Inc., and the Amolyt Pharma, Inc. 401(k) Plan attributable to employees of Amolyt Pharma, Inc. totaling amount of $7,808,348 were transferred into the Plan during the year ending on December 31, 2025. These transfers are reflected in the statement of changes in net assets available for benefits. A total of $117,006 of loan transfers is included in the assets.

12.	Subsequent Events:

The Plan has evaluated subsequent events through June 25, 2026, the date the financial statements were available to be issued, and noted the following:

Plan Amendment No. 7 was executed on December 22, 2025 to merge the Fusion Pharmaceuticals US 401(k) Retirement Plan with and into the Plan effective on or about January 27, 2026.

Plan Amendment No. 8 was executed on December 22, 2025 to merge the TriNet 401(k) Plan attributable to employees of Icosavax, Inc. with and into the Plan effective January 16, 2026.

Plan Amendment No. 9 was executed on December 22, 2025 and amended the Plan effective January 1, 2026 to reflect changes to Roth catch-up contributions for certain participants, as required by SECURE 2.0 Act.

In September 2025, AstraZeneca PLC announced plans to harmonize its share listing structure, including a direct listing of its ordinary shares on the New York Stock Exchange (NYSE) to replace its existing U.S. listing of American Depositary Receipts (ADRs) on the Nasdaq. Effective February 2, 2026, AstraZeneca PLC terminated its ADR program and transitioned to a direct NYSE listing of its ordinary shares and as a result, the Plan’s holdings in AstraZeneca ADRs were converted into directly listed AstraZeneca ordinary shares.

13

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2025

Plan No. 002          EIN 23-2967016

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	AstraZeneca Co. Stock Fund
*	AstraZeneca PLC	AstraZeneca PLC ADR 1,953,465 shares	**	$179,582,037
*	Fidelity Government Portfolio Institution	Money Market Fund	**	3,329,148
				182,911,185
	Stable Value Account
	Metropolitan Life Insurance Company Inc.	Guaranteed Investment Contract, Due 9/30/27	**	4,340,410
	Metropolitan Life Insurance Company Inc.	Guaranteed Investment Contract, Due 6/30/28	**	4,567,076
	New York Life Insurance Company	Guaranteed Investment Contract, Due 9/30/27	**	10,966,576
	New York Life Insurance Company	Guaranteed Investment Contract, Due 12/31/27	**	13,331,611
	Principal Life Insurance Company	Guaranteed Investment Contract, Due 9/30/26	**	5,622,055
	Principal Life Insurance Company	Guaranteed Investment Contract, Due 12/29/28	**	10,509,255
	Protective Life Insurance Company	Guaranteed Investment Contract, Due 3/31/26	**	2,628,849
	Prudential Insurance Company of America	Guaranteed Investment Contract, Due 6/30/27	**	11,500,757
	Prudential Insurance Company of America	Guaranteed Investment Contract, Due 12/29/28	**	5,748,234
*	Fidelity FIMM Government Money Market Portfolio	Money Market Fund	**	9,161,875
	Massachusetts Mutual Life Insurance Company	Synthetic Guaranteed Investment Contract, 3.23%	**	–
	Metropolitan Tower Life Insurance Company Inc.	Synthetic Guaranteed Investment Contract, 3.24%	**	–
	Prudential Insurance Company of America	Synthetic Guaranteed Investment Contract, 3.23%	**	–
	American General Life Insurance Company	Synthetic Guaranteed Investment Contract, 3.23%	**	–
	RGA Reinsurance Company	Synthetic Guaranteed Investment Contract, 3.24%	**	–
	Nationwide Life Insurance Company	Synthetic Guaranteed Investment Contract, 3.24%	**	–
	***IGT Dodge & Cox Core Fixed Income Fund	Collective Trust	**	8,164,262
	***IGT Invesco Core Fixed Income Fund	Collective Trust	**	8,157,413
	***IGT Invesco Intermediate Fund	Collective Trust	**	16,185,711
	***IGT Invesco Short Term Bond Fund	Collective Trust	**	75,811,249
	***IGT Jennison Intermediate Fund	Collective Trust	**	16,194,190
	***IGT Loomis Sayles Core Fixed Income Fund	Collective Trust	**	8,158,300
	***IGT Loomis Sayles Intermediate Fund	Collective Trust	**	8,160,049
	***IGT PIMCO Core Fixed Income Fund	Collective Trust	**	8,152,073
	***IGT PIMCO Intermediate Fund	Collective Trust	**	8,163,280
				235,523,225
	Investments in Mutual Funds:
	GQG Emerging Markets Eq R6	Mutual Fund	**	53,542,108

14

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (Continued)

December 31, 2025

Plan No. 002          EIN 23-2967016

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Investment in Collective Trusts:
	Russell 2500 Alpha Tilts Fund T	Collective Trust	**	$402,253,447
	BlackRock Total Return Bond Fund L	Collective Trust	**	77,082,233
	GQG Partners US Select Quality Equity CIT Class F	Collective Trust	**	627,707,946
*	FIAM Cash Commingled Pool	Collective Trust	**	220,215,920
*	Fidelity Diversified International Commingled Pool	Collective Trust	**	128,558,701
	Vanguard Institutional Extended Market Index Trust	Collective Trust	**	406,318,636
	Vanguard Institutional Total International Stock Market Index Trust	Collective Trust	**	284,989,249
				2,147,126,132
	Investments in Commingled Funds:
	Vanguard Institutional 500 Index Trust	Large Blend Fund	**	2,014,093,369
	Vanguard Institutional Total Bond Market Index Trust	Intermediate-Term Bond Fund	**	208,803,124
	Vanguard Target 2020	Target Date Fund	**	107,956,548
	Vanguard Target 2025	Target Date Fund	**	335,490,712
	Vanguard Target 2030	Target Date Fund	**	728,621,836
	Vanguard Target 2035	Target Date Fund	**	967,219,359
	Vanguard Target 2040	Target Date Fund	**	842,624,891
	Vanguard Target 2045	Target Date Fund	**	698,084,713
	Vanguard Target 2050	Target Date Fund	**	493,123,354
	Vanguard Target 2055	Target Date Fund	**	273,050,926
	Vanguard Target 2060	Target Date Fund	**	131,950,611
	Vanguard Target 2065	Target Date Fund	**	71,215,184
	Vanguard Target 2070	Target Date Fund	**	13,173,845
	Vanguard Target Income	Target Date Fund	**	58,763,608
				6,944,172,080
	Investments in Private Equity Funds:
	DCM Private Equity Fund II LLC	Private Equity Fund	**	21,391
	Summit Partners Private Equity Fund VII	Private Equity Fund	**	346,301
				367,692
	Notes receivable from participants (interest rates ranging from 3.25% to 9.5% and range of maturity in years 2026-2039)		**	47,578,351

	Total			$9,611,220,773

* Party-in-interest
**Cost information is not required for participant-directed investments.
***Represents the investment underlying Synthetic Guaranteed Investment Contracts (“GIC”)

15

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: 25 June 2026	By: /s/ Andrew Foster
Andrew Foster
Senior Director, Global Pensions, and AstraZeneca Investment Committee Secretary

16

ASTRAZENECA SAVINGS AND SECURITY PLAN

INDEX TO EXHIBIT

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm, dated June 25, 2026

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